Exhibit 2.4

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (this “Agreement”) is made and entered into as of ____October ___, 2016 (the “Effective Date”), by and between ARK JUPITER RI, LLC, a Delaware limited liability company (“Seller”), and 1065 A1A, LLC, a Florida limited liability company (“Purchaser”). Except as otherwise expressly defined herein, capitalized terms will have the meanings set forth on Exhibit A attached hereto and incorporated herein by this reference. The Seller is sometimes referred to herein as “Tenant”.

For and in consideration of the mutual covenants and promises hereinafter set forth, the parties hereby mutually covenant and agree as follows:

ARTICLE I
PURCHASE OF PROPERTY

Section 1.01. Agreement To Purchase. Purchaser agrees to purchase, and Seller agrees to sell, in accordance with the terms, conditions and stipulations set forth in this Agreement (the “Transaction”), all of Seller’s right, title and interest in and to (a) the real property as more particularly described on Exhibit B attached hereto, and any and all improvements thereon and appurtenances thereto (collectively, the “Real Property”); (b) the fixtures affixed thereto and furniture and equipment owned by the Tenant in possession of the Property pursuant to the Lease; (c) all leases and rental agreements relating to the Real Property or any portion thereof, including, without limitation, the Lease, the Submerged Land Lease and the Manatee Queen Lease and to the extent held by Seller, all prepaid rent, security deposits and other tenant prepayments and deposits; and (d) all other property interests belonging or appurtenant to the Real Property (all of the foregoing items in clauses (a) through (d) above, now or hereafter existing, collectively, the “Property”). Notwithstanding any provision contained in this Agreement, expressly excluded from the definition of “Property” are the following items: personal property, propriety items owned by or associated with the name Ark Restaurants or Rustic Inn, furniture and equipment owned or leased by any subtenant thereof, from time to time situated on or used in connection with the Property.

Section 1.02. Purchase Price. The purchase price to be paid by Purchaser to Seller for the Property is Eight Million Two Hundred Fifty Thousand and 00/100 Dollars ($8,250,000.00) (the “Purchase Price”). The Purchase Price shall be paid by Purchaser by wire transfer in immediately available federal funds at Closing.

Section 1.03. Deposit. Within one (1) Business Day of the Effective Date, Purchaser shall deposit by wire transfer with the Escrow Agent (hereinafter defined) the sum of Eight Hundred Twenty Five Thousand and 00/100 Dollars ($825,000.00) (together with all interest accrued, if any, the “Deposit”). The Deposit shall be held by the Escrow Agent and shall be applied against the Purchase Price at Closing or disbursed as provided herein. Upon the Effective Date, the Deposit shall be non-refundable, except as otherwise provided herein. At Purchaser’s direction and expense (if any), the Escrow Agent shall place the Deposit in an interest-bearing account.

ARTICLE II
DUE DILIGENCE

Section 2.01. Title Insurance.

(a) Title Commitment and Title Policy. Within five (5) business days after the Effective Date, Seller shall provide Purchaser with an owner’s title insurance commitment (“Title Commitment”) and copies of the Schedule B-2 exceptions with respect to the Property which shall only contain the Permitted Exceptions listed on Exhibit G issued by Old Republic National Title Insurance Company (the “Title Company”), for an owner’s title insurance policy (the “Title Policy”). The cost of the Title Policy shall be paid in accordance with Section 3.03 below.

(b) Escrow Agent. The Escrow Agent is Koeppel Law Group, P.A., 1515 North Flagler Drive, Suite 220, West Palm Beach, Florida 33401 (Telephone: (561) 659-6455; Facsimile: (561) 659-7006, Email: Joel@KoeppelLawGroup.com. The Escrow Agent is hereby employed by the parties to act as escrow agent in connection with the Transaction. This Agreement shall be used as instructions to the Escrow Agent. The Escrow Agent’s receipt of this Agreement and the opening of an escrow pursuant to this Agreement shall be deemed to constitute

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conclusive evidence of the Escrow Agent’s agreement to be bound by the terms and conditions of this Agreement pertaining.

(c) Escrow Agent’s Actions. At Closing, the Escrow Agent is authorized to pay, from any funds held by it for each party’s respective credit and in accordance with the closing settlement statement executed by both parties, all amounts set forth on the closing settlement statement as necessary to procure the delivery of any documents and to pay, on behalf of Purchaser and Seller, all charges and obligations payable by them, respectively. Seller and Purchaser will pay all charges payable by them to the Escrow Agent. The Escrow Agent shall not cause the Transaction to close unless and until it has received written instructions from Seller and Purchaser to do so. The Escrow Agent is authorized, in the event any conflicting demand is made upon it concerning these instructions or the escrow, at its election, to hold any documents and/or the Deposit deposited hereunder until an action shall be brought in a court of competent jurisdiction to determine the rights of Seller and Purchaser or to interplead such documents and/or funds in an action brought in any such court. Deposit by the Escrow Agent of such documents and funds, after deducting therefrom its reasonable expenses and attorneys’ fees incurred in connection with any such court action, shall relieve the Escrow Agent of all further liability and responsibility for such documents and funds.

(d) Title Objections.

(i) Purchaser’s counsel has completed his review of the Permitted Exceptions and reserves the right to request reasonable: (1) modifications to the requirements to be satisfied set forth in Schedule B-I of the Title Commitment; and (2) modifications and deletions to the exceptions set forth in Schedule B-II of the Title Commitment.

(ii) If any supplement to the Title Commitment discloses any additional title defects which were not in the original Title Commitment and which were not created by or with the consent of Purchaser, and which are not acceptable to Purchaser, Purchaser shall notify Seller in writing of Purchaser’s objection thereto (each, a “Title Objection”) no later than five (5) days prior to the scheduled Closing Date. If any Title Objection is not removed or resolved by Seller to Purchaser’s satisfaction at least one (1) day prior to the Closing Date, then Purchaser shall have the option, as its sole remedy, to terminate this Agreement upon written notice to Seller and Title Company on or before the Closing Date, in which event the Deposit shall be returned to Purchaser and neither Purchaser nor Seller shall have any further duties or obligations under this Agreement, except as otherwise provided herein.

(iii) Purchaser’s failure to timely deliver a Title Objection shall be deemed Purchaser’s acceptance of the matters disclosed by the Title Commitment. If Purchaser does not terminate this Agreement by reason of any Title Objection as provided in this Section, then such Title Objection shall be deemed waived and approved by Purchaser and shall thereafter be deemed a Permitted Encumbrance.

(iv) Seller shall have no obligation or duty to remove, cause Title Company to endorse over, or otherwise resolve any Title Objection unless Seller has expressly agreed in writing to do so except that Seller shall remove any Title Objection that can be removed by payment of some or all of the Purchase Price, whether or not Purchaser raises such lien as a Title Objection. In no event shall the failure to cure any Title Objection pursuant to this Section 2.01(d) whether made by Purchaser (or deemed to have been made by Purchaser) constitute an Event of Default by Seller.

Section 2.02. Diligence Materials. Seller has delivered to Purchaser the following items (collectively, the “Diligence Materials”): (a) a survey or site plan related to the Property (the “Survey”); and (b) an environmental report related to the Property (the “Environmental Report”). There are no written notices received by Seller from Tenant or a Governmental Authority after the date Seller as Tenant leased the Property regarding the Property. Seller makes no representation or warranty regarding the Diligence Materials, or any other materials relating to the Property or Tenant, delivered to Purchaser.

Each party agrees that it is an essential economic element of this Agreement that any proprietary non-public information related to the parties or their affiliates or the Property revealed, disclosed or discovered in connection with the Transaction and the terms of this Agreement, remains strictly confidential. Therefore, except as otherwise expressly provided in this Section 2.02, the parties, their agents, Escrow Agent and Title Company hereby agree to strictly maintain the confidentiality of this Agreement and its terms, and any such non-public proprietary information

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that may be revealed, disclosed or discovered during the course of the negotiations relating to this Agreement and the purchase and sale of the Property or during the course of Purchaser’s investigation and reviews relating to the acquisition of the Property. The parties, the Escrow Agent and Title Company agree that they shall not disclose any such non-public information nor suffer, permit, cause or allow, any of their respective representatives, employees and/or agents to disclose, whether intentionally, negligently or otherwise any such non-public information except (i) as may be required by law or valid legal process (reasonable notice of the receipt of which each party agrees to provide to the other party, so that the other party will have a reasonable opportunity to seek a protective order before disclosure pursuant to such legal process), (ii) as such disclosure to Purchaser’s lenders, financial partners, investors, accountants, attorneys and consultants (collectively, “Purchaser Parties”) may be necessary in order for Purchaser to perform or complete its investigations or to consummate the purchase of the Property pursuant to this Agreement, (iii) as such disclosures are required by Seller under the rules and regulations of the Securities and Exchange Act of 1934, as amended, by Seller’s regulators, or Seller’s auditors, (iv) as such disclosures are related to information which now is or hereafter becomes known or available to the public (including, without limitation, any information filed with any Governmental Authority and known or available to the public) other than a result of a disclosure by Purchaser in breach of this Agreement, or (v) as such disclosures are with representatives of the applicable city or other Governmental Authority concerning the Property and any development thereof. If any such non-public information is so disclosed to Purchaser Parties, then Purchaser agrees to notify any such Purchaser Parties that such information is confidential and may not be further disseminated without the consent of Seller. Further, Purchaser shall be responsible for, and shall indemnify Seller in connection with any claims, actions, damages, fees, costs and expenses (including reasonable attorneys’ fees), relating to or arising from any breach by Purchaser or any Purchaser Parties of this Section 2.02. If Closing does not occur and this Agreement is terminated, then the provisions of this Section 2.02 shall survive such termination for a period of two (2) years. If Closing does occur, then the provisions of this Section 2.02 shall no longer apply. Upon termination of the Agreement, or upon written request of Seller, Purchaser Escrow Agent and Title Company shall promptly return to Seller all documents and other tangible materials representing the Diligence Materials and all copies thereof.

Section 2.03. Survey. Purchaser may order an update to the Survey (or a new survey) (with the related costs to be paid in accordance with Section 3.03) but the receipt of such update or new survey shall not extend the Closing Date or be a condition to Closing.

Section 2.04. Environmental. Purchaser may order an update to the Environmental Report or a new Phase I environmental assessment report (with the related costs to be paid in accordance with Section 3.03), if deemed necessary by Purchaser in its sole discretion. Purchaser may not undertake an invasive test of any part of the Property or any Phase II environmental investigation without the prior written approval of Seller, which approval may be withheld for any reason or no reason. The receipt of such update or new report shall not extend the Closing Date or be a condition to Closing.

Section 2.05. Tenant Estoppel; SNDA. Seller shall use commercially reasonable efforts to obtain and deliver to Purchaser, at least one (1) day prior to Closing, a tenant estoppel certificate and subordination and non-disturbance agreement (“SNDA”) from Tenant and all subtenants in form and content as set forth in the Lease; provided, however, that in no event shall Seller’s inability to obtain a tenant estoppel certificate or SNDA from all subtenants constitute an Event of Default by Seller.

Section 2.06. Tenant’s Right of First Refusal. Tenant has timely exercised its right of first refusal to purchase the Property (“ROFR”) pursuant to the Lease and has entered into a ROFR Purchase and Sale Agreement dated October 13, 2016 (“ROFRPSA”) with its landlord and will close on the Property on November 18, 2016 or such earlier date as set by the mutual agreement of the parties to that ROFRPSA.

Section 2.07. During normal business hours, upon reasonable advance notice to Seller and at Purchaser’s sole risk and cost Purchaser and Purchaser’s engineers, surveyors, inspectors, brokers, agents and representatives shall have the right to enter upon the Real Property to (1) make inspections, examinations, evaluations, studies, tests and surveys, of any kind or nature, which Purchaser desires and (2) show the Real Property to prospective purchasers and tenants; provided, however, that Purchaser shall not: (a) unreasonably interfere with Seller’s use or operation of the Real Property; or (b) perform any intrusive physical testing at the Real Property (such as penetrations to roofs, any structures or paved areas). Seller shall cooperate with Purchaser regarding such showings, inspections, examinations, evaluations, studies, tests and surveys. Purchaser shall give Seller reasonable notice prior to engaging in and shall permit Seller to

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have a representative present during, all activities on the Real Property undertaken by Buyer under this Section.

Section 2.08. Reserved.

ARTICLE III
CLOSING

Section 3.01. Closing Date. Subject to the provisions of Article IV of this Agreement, the closing date of the Transaction contemplated by this Agreement (the “Closing”) shall occur on November 18, 2016 or such earlier date as set by the mutual agreement of the parties (the “Closing Date”).

Section 3.02. Possession and Lease Termination. Prior to the ROFRPSA closing, (1) Seller, as Tenant under the Lease and Ark, Jr. LLC, a Florida limited liability company, an affiliate of Seller, shall enter into a sublease agreement with Seller, as Sublessor (“Sublessor”) and Ark, Jr., LLC as Sublessee (“Sublessee”) in the form attached hereto as Exhibit “H” (“Interim Sublease’) for the lease term set forth therein and (2) Seller, as Tenant, shall assign the lessee’s interest in the Lease to an affiliate of Purchaser as designated by Purchaser (“New Tenant” and “New Sublessor”) to become the new lessee, subject to the Interim Sublease (the “New Tenant Assignment”), and Seller, as Sublessor shall assign the Sublease to New Tenant, as the new sublessor (“New Sublessor”) (the “New Sublessor Assignment”). The documents executed pursuant to this Section shall be held in escrow pending the Closing of this Agreement and if the Closing does not occur the documents will be revoked.

During the term of the Interim Sublease if there is any inconsistency between the terms of the Lease and the Interim Sublease, the terms of the Interim Sublease shall control as to the parties to the Sublease. At Closing, Seller, after being assigned the lessor’s interest in the Lease (at which time the lessee is New Tenant and the Lease is subject to the Interim Sublease) and becoming the lessor pursuant to the closing of the ROFRPSA, shall assign the lessor’s interest in the Lease to Purchaser as the new lessor (“New Lessor Assignment”).

Seller’s closing with Purchaser shall occur simultaneously with the closing of the ROFRPSA. Subject to the Permitted Encumbrances and possession of the Property by Tenant (and those claiming under Tenant) pursuant to the Lease, Seller shall deliver possession of the Property to Purchaser upon Closing. Subtenant shall vacate the Property on or before April 18, 2017. In the event Subtenant wishes to terminate the Interim Sublease prior to April 18, 2017, it shall provide Purchaser, as New Sublesssor with thirty (30) days prior written notice.

Section 3.03. Prorations; Diligence and Transaction Fees and Costs.

(a) Taxes. All real estate taxes and assessments and personal property taxes relating to the Property are required to be paid by Tenant pursuant to the Lease and shall not be prorated.

(b) Utilities; Insurance and Maintenance Expenses. All utilities, insurance premiums and maintenance expenses relating to the Property are required to be paid by Tenant pursuant to the Lease and shall not be prorated.

(c) Rents. Rents actually paid to and received by Seller with respect to the Property for the month in which Closing occurs shall be prorated as of the Closing Date. Prorated rent for the Closing Date shall be credited to Seller. Any delinquent rent received by Purchaser post-Closing shall be applied by Purchaser first to pay the most current rent then due, and thereafter to rent payable for pre-Closing periods, and any rent so received for periods pre- Closing shall be promptly remitted by Purchaser to Seller. The obligations in the immediately preceding sentence shall survive the Closing. Any security deposit held by Seller with respect to the Property shall be credited to Purchaser at Closing. All prorations shall be made on the basis of actual days of the month of which the Closing Date occurs and actual days elapsed. All prorations shall be final.

(d) Diligence and Transaction Fees and Costs. Except as otherwise expressly provided in this Agreement, Purchaser shall pay for all costs associated with its diligence activities, including without limitation, the cost of updates (if any) to the Survey and any new survey, and the cost of updates (if any) to Environmental Report and any new Phase I environmental assessment report. Seller shall pay for the premium for the Title Policy, one-half (1/2) of the cost of escrow fees, one-half (1/2) of the cost of recording fees, and transfer taxes relating to the

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conveyance of title. Purchaser shall pay for any and all other fees, costs and expenses associated with the Closing including, without limitation, (1/2) of the cost of escrow fees, one-half (1/2) of the cost of recording fees, all transfer, stamp, documentary, or similar taxes relating to financing obtained by Purchaser, if any, special assessment searches and any and all other closing fees, costs and expenses incurred in connection with the Transaction. Each party shall pay its own legal fees incurred in connection with the Transaction.

(e) Reserved.

Section 3.04. Closing Deliveries.

(a) Seller Closing Deliveries. At least one (1) Business Day prior to the scheduled Closing Date, Seller agrees to deliver the following documents to the Escrow Agent (fully executed and notarized by Seller as appropriate):

(i) originals of (1) the Deed (2) a Non-Foreign Seller’s Certificate; (3) New Lessor Assignment; and (4) New Tenant Assignment;

(ii) Interim Sublease and New Sublessor Assignment;

(iii) documents that may be required by the Title Company for issuance of the Title Policy;

(iv) a closing settlement statement reflecting the prorations, credits and adjustments contemplated by or specifically provided for in this Agreement;

(v) delivery of the tenant estoppel certificate, in form required by the Lease, executed by Tenant with respect to the Lease and the subtenant with respect to the Manatee Queen Lease;

(vi) An assignment and assumption agreement relative to the Manatee Queen Lease (hereinafter defined);

(vii) such further documents as reasonably may be required by the Escrow Agent, Purchaser’s legal counsel or Title Company in order to fully and legally close the Transaction;

(viii) Bill of sale for the furniture and equipment and any other personal property which is part of the Property;

(ix) Assignment of License with the Town of Jupiter listed in the Permitted Exceptions without any representation or warranties related thereto.

(b) Purchaser Closing Deliveries. At least one (1) Business Day prior to the scheduled Closing Date (except as set forth below), Purchaser agrees to deliver the following items (fully executed and notarized by Purchaser as appropriate) to the Escrow Agent:

(i) the Purchase Price (in accordance with Section 1.02), subject to the prorations, credits and adjustments contemplated by or specifically provided for in this Agreement, on or before 10:00 a.m., local time on the Closing Date where the Property is located;

(ii) a closing settlement statement reflecting the prorations, credits and adjustments contemplated by or specifically provided for in this Agreement;

(iii) New Lessor Assignment, New Tenant Assignment and New Sublessor;

(iv) An assignment and assumption agreement relative to the Manatee Queen Lease;

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(v) such further funds, documents, instruments and certificates as reasonably may be required by the Escrow Agent, Title Company or Seller in order to fully and legally close this Transaction; and

(vi) all other funds, documents, instruments and certificates required to be delivered to the appropriate Person by this Agreement.

Section 3.05. New Owner Letter. Within one Business Day following the Closing Date, Seller shall deliver the New Owner Letter. The New Owner Letter shall be delivered to the Subtenant and Manatee Queen subtenant in the manner described in the Sublease for the giving of notice, or if not so described, by overnight courier (i.e., Federal Express) or by certified or registered U.S. mail, return receipt requested, postage prepaid. The obligation in this Section 3.05 shall survive the Closing.

ARTICLE IV
CONDITIONS PRECEDENT TO CLOSING

Section 4.01. Purchaser’s Conditions to Closing. The following conditions must be satisfied not later than the Closing Date or such period of time as may be specified below and, as such, are conditions precedent for Purchaser to proceed with the Closing:

(a) Seller shall have delivered to the Escrow Agent (or other appropriate Person) the items described in Section 3.04(a) in accordance therewith;

(b) As of the Closing Date, the Title Company will issue or have irrevocably committed to issue the Title Policy (as defined in Section 2.01) to Purchaser, subject to the Permitted Encumbrances; and

(c) Seller is not in default of this Agreement.

If the foregoing conditions set forth in this Section 4.01 are not satisfied or waived by Purchaser on or prior to the Closing Date, Purchaser may, at its election, terminate this Agreement by written notice delivered to Seller and to the Escrow Agent, in which case, so long as Purchaser has not caused an Event of Default, the Deposit shall be returned to Purchaser and ,so long as Seller has not caused an Event of Default, neither party shall have any further obligation or liability, except for the obligations and provisions which are expressly stated to survive termination of this Agreement.

Section 4.02. Seller’s Conditions Precedent to Closing. The following conditions must be satisfied not later than the Closing Date or such period of time as may be specified below and, as such, are conditions precedent for Seller to proceed with the Closing:

(a) Purchaser shall have delivered to the Escrow Agent (or other appropriate Person) the items described in Section 3.04(b) in accordance therewith; and

(b) Purchaser is not in default of this Agreement.

If the foregoing conditions set forth in this Section 4.02 are not satisfied or waived by Seller on or prior to the Closing Date, Seller may, at its election, terminate this Agreement by written notice delivered to Purchaser and to Escrow Agent, in which case, so long as Purchaser has not caused an Event of Default, the Deposit shall be returned to Purchaser and neither party shall have any further obligation or liability, except for the obligations and provisions which are expressly stated to survive termination of this Agreement.

ARTICLE V
REPRESENTATIONS WARRANTIES AND COVENANTS

Section 5.01. Seller. Seller represents, warrants and covenants to Purchaser on and as of the Effective

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Date and on the Closing Date, as follows:

(a) Organization and Authority. Seller is duly organized or formed, validly existing and in good standing under the laws of its state of formation. Seller has all requisite limited liability company power and authority to execute, deliver and perform its obligations under this Agreement and all of the other documents and instruments delivered in accordance with this Agreement, and to carry out the Transaction. The Person who has executed this Agreement on behalf of Seller has been duly authorized to do so.

(b) Enforceability of Documents. Upon execution by Seller, this Agreement and the other documents and instruments delivered in accordance with this Agreement to which Seller is a party shall constitute the legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, arrangement, moratorium, or other similar laws relating to or affecting the rights of creditors generally, or by general equitable principles.

(c) OFAC List. Seller is not currently identified on the OFAC List, and is not a Person with whom a citizen of the United States is prohibited from engaging in transactions by any trade embargo, economic sanction, or other prohibition of United States law, regulation, or executive order of the President of the United States.

(d) Leases. The Lease and Manatee Queen Sublease and Interim Sublease are correct and complete, in full force and effect and are the only leases with respect to the Property that survive Closing (other than the Submerged Land Lease), there is no uncured default under the Lease and Subleases by any parties to them.

All representations and warranties of Seller shall survive for a period of ninety (90) days after the Closing Date.

Section 5.02. Purchaser. Purchaser represents, warrants and covenants to Seller on and as of the Effective Date and as of the Closing Date:

(a) Organization and Authority. Purchaser is duly organized and formed, validly existing and in good standing under the laws of its state of formation. Purchaser has all requisite power and authority to execute, deliver and perform its obligations under this Agreement and all of the other documents and instruments delivered in accordance with this Agreement and to carry out the Transaction. The Person who has executed this Agreement on behalf of Purchaser has been duly authorized to do so.

(b) Enforceability of Documents. Upon execution by Purchaser, this Agreement and the other documents and instruments delivered in accordance with this Agreement shall constitute the legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, arrangement, moratorium, or other similar laws relating to or affecting the rights of creditors generally, or by general equitable principles.

(c) OFAC List. Purchaser is not currently identified on the OFAC List, and is not a Person with whom a citizen of the United States is prohibited from engaging in transactions by any trade embargo, economic sanction, or other prohibition of United States law, regulation, or executive order of the President of the United States.

Notwithstanding the foregoing, if Purchaser obtains actual knowledge that any of Seller’s representations and warranties are untrue prior to the Closing Date and Purchaser proceeds to Closing, each representation or warranty shall be deemed automatically amended to conform to the actual knowledge of Purchaser as of the Closing Date, and Seller shall have no liability to Purchaser for such previously inaccurate representation or warranty. All representations and warranties of Seller shall survive for a period of ninety (90) days after the Closing Date. intentional incorrectness?

ARTICLE VI
“AS IS” SALE

Section 6.01. Condition of Property. The purchase of the Property and other rights to be conveyed, sold, transferred and/or assigned pursuant to this Agreement shall be on an “AS IS” “WHERE IS” basis, “WITH ALL FAULTS,” without representation or warranty, express or implied, with regard to physical condition, including without limitation, any latent or patent defects, conditions of soils or groundwater, existence or nonexistence of Hazardous

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Substances, quality of construction, workmanship, merchantability or fitness for any particular purpose as to the physical measurements or useable space thereof, except for any representation or warranty made by Seller pursuant to the Deed. Purchaser hereby acknowledges that Purchaser has inspected or will inspect the Property to Purchaser’s satisfaction and that Seller does not plan to conduct its own inspection and shall not be liable for any latent or patent defects in the Property. Purchaser acknowledges that, except as expressly set forth in this Agreement, neither Seller nor any Indemnified Party has made any representation or warranty as to any of the following, except as provided elsewhere in this Agreement: (a) the physical or environmental condition (including surface and subsurface conditions), state of repair, operations of the Property and surrounding property; (b) the assignability, assumability, transferability or validity of any licenses, permits, government approvals, warranties or guaranties relating to the Property or the use and operation thereof; (c) the accuracy or completeness of any information provided by any Indemnified Party with respect to the Property; (d) compliance or noncompliance with local, state or federal statutes, ordinances, orders or regulations concerning the Property or the use thereof; (e) prior or current operations conducted on the Property; or (f) any matter or thing affecting or relating to the Property or this Agreement not expressly stated in this Agreement. Purchaser acknowledges that Purchaser has been advised by Seller that prior construction of certain on-site and offsite improvements to and for the benefit of the Property are not structural improvements. Purchaser has not been induced by and has not relied upon any statement, representation or agreement, whether express or implied, not specifically set forth in this Agreement. Except as provided elsewhere in this Agreement, Seller shall not be liable or bound in any manner by any oral or written statement, agreement or information pertaining to the Property or this Agreement furnished by any broker, agent, employee or other Person. Except as provided elsewhere in this Agreement, Indemnified Parties shall have no responsibility, liability or obligation subsequent to the Closing with respect to any conditions relating to the Property, including, without limitation, environmental conditions, or as to any other matters whatsoever respecting in any way to the Property. Purchaser agrees that the Indemnified Parties shall not be liable or responsible after the Closing to Purchaser for environmental conditions that include, without limitation, past disposal of Hazardous Substances on, in or under the Property, the presence of man-made or natural substances, and such other conditions as may exist in the soil, surface water or ground water as pertains to the Property which could require remedial action or which may result in liabilities or claims made on Purchaser or any Indemnified Party by third parties including government agencies. This Section 6.01 shall survive the Closing or termination of this Agreement.

Section 6.02. Release of Seller. Notwithstanding anything to the contrary contained in this Agreement (except as hereinafter provided), Purchaser, for itself and its agents, affiliates, successors and assigns, hereby releases, acquits and forever discharges Seller and the Indemnified Parties from any and all Losses, which Purchaser has or may have in the future, arising from or relating to (i) any defects (patent or latent), errors or omissions in the Property whether the same are the result of any Indemnified Party’s actions, omissions or negligence; or any other conditions, including, without limitation, environmental and other physical conditions affecting the Property whether the same are the result of any Indemnified Party’s actions, omissions or negligence, including any claim for indemnification or contribution arising under the Comprehensive Environmental Response, Compensation And Liability Act (42 U.S.C. Section 9601 et seq.,) or any other federal, state or local statute, rule or ordinance relating to liability of property owners for environmental matters, whether arising based on events that occurred before, during, or after Seller’s period of ownership of the Property and whether based on theories of indemnification, contribution or otherwise. The release set forth in this Section specifically includes, without limitation, any claims under any Environmental Laws. Purchaser acknowledges that Purchaser had the opportunity to consult with independent legal counsel of Purchaser’s selection and Purchaser is granting this release of its own volition and after appropriate consultation. The release set forth herein does not apply to the representations, and warranties and covenants of Seller expressly set forth in this Agreement or in any document delivered by Seller at the Closing. Purchaser hereby specifically acknowledges that Purchaser has carefully reviewed this Section and has had the opportunity to discuss its import with legal counsel and that the provisions of this Section are a material part of this Agreement. The provisions of this Section 6.02 shall survive the Closing or termination of this Agreement.

ARTICLE VII
DEFAULTS; REMEDIES

Section 7.01. Default. Each of the following shall be deemed an event of default of a party to this Agreement (each, an “Event of Default’’):

(a) if any representation or warranty of a party set forth in this Agreement or any other document or instrument delivered in accordance with this Agreement is false in any material respect or if a party renders any

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materially false statement; or

(b) if such party fails to timely perform any covenant, obligation or satisfy any condition required to be performed or satisfied by such party pursuant to this Agreement.

Section 7.02. Purchaser Remedies.

(a) In the event of any Event of Default by Seller on or before the Closing Date, then, Purchaser may elect, as its sole and exclusive remedy, to either (i) seek specific performance of this Agreement, or (ii) terminate this Agreement by delivering written notice to Seller and Escrow Agent and immediately upon termination by Purchaser, Escrow Agent shall pay to Purchaser, as Purchaser’s sole remedy, the Deposit. If Purchaser elects to seek specific performance such remedy must be elected by Purchaser, and a lawsuit filed by Purchaser, no later than thirty (30) days following the scheduled Closing Date, otherwise Purchaser shall be deemed to have elected the remedy set forth in subsection (ii) of the preceding sentence.

(b) After the Closing, Purchaser’s sole remedy for a breach by Seller of an obligation that survives Closing shall be for Purchaser to bring an action resulting from any such breach within ninety (90) days of the breach. If for any reason Purchaser does not bring an action within such time period, Purchaser shall be deemed to have forever waived any and all claims against Seller.

Section 7.03. Seller Remedies. IN THE EVENT OF ANY EVENT OF DEFAULT BY PURCHASER, SELLER, AS ITS SOLE AND EXCLUSIVE REMEDY, SHALL BE ENTITLED TO RECEIVE $825,000 of THE DEPOSIT AS LIQUIDATED DAMAGES (AND NOT AS A PENALTY), AND TO TERMINATE THIS AGREEMENT WHEREUPON NEITHER PARTY SHALL HAVE ANY FURTHER OBLIGATION OR LIABILITY, EXCEPT FOR THE OBLIGATIONS AND PROVISIONS WHICH ARE EXPRESSLY STATED TO SURVIVE TERMINATION OF THIS AGREEMENT.

Section 7.04. Waiver. THE PARTIES FURTHER WAIVE THE RIGHT TO SEEK PUNITIVE, CONSEQUENTIAL, SPECIAL AND INDIRECT DAMAGES IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT WITH RESPECT TO ANY MATTER ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT AND/OR ANY DOCUMENT OR INSTRUMENT CONTEMPLATED HEREIN OR RELATED HERETO.

ARTICLE VIII
MISCELLANEOUS

Section 8.01. Risk of Loss.

(a) Condemnation. If, prior to Closing, action is initiated to take the Property, or any portion thereof, by eminent domain proceedings or by deed in lieu thereof, Purchaser shall have no right to terminate this Agreement and must proceed to Closing. All of Seller’s assignable right, title and interest in and to the award of the condemning authority, to the extent that the amount of such award does not exceed the Purchase Price, shall be assigned to Purchaser at Closing and there shall be no reduction in the Purchase Price.

(b) Casualty. Purchaser assumes all risks and liability for damage to or injury occurring to the Property by fire, storm, accident, or any other casualty or cause. If the Property, or any part thereof, suffers any damage prior to Closing from fire or other casualty, Purchaser shall have no right to terminate this Agreement and must proceed to Closing, and there shall be no reduction in the Purchase Price provided, however, Seller shall assign all rights to any insurance proceeds to Purchaser at Closing.

Section 8.02. Notices. All notices, demands, designations, certificates, requests, offers, consents, approvals, appointments and other instruments given pursuant to this Agreement (collectively, the “Notices”) shall be in writing and given by (a) hand delivery; (b) express overnight delivery service; (c) certified or registered mail, return receipt requested; or (d) electronic mail message, and shall be deemed to have been delivered upon (i) receipt, if hand delivered; (ii) the next Business Day, if delivered by a reputable express overnight delivery service; (iii) the third Business Day following the day of deposit of such notice with the United States Postal Service, if sent by certified or

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registered mail, return receipt requested; or (iv) transmission. Notices shall be provided to the parties and addresses (or facsimile numbers, as applicable) specified below:

If to Purchaser:	1065 A1A, LLC. 8985 SE Bridge Road Hobe Sound, Florida 33455 Telephone: (772) 545-0022 Facsimile: (772) 545-0714 E-Mail: office@protocolhs.com

With copy to:	Jeck, Harris, Raynor & Jones, P.A. Juno Beach, Florida 33408-1121 Telephone: (561) 746-1002 Facsimile: (561) 747-4113 E-Mail: Pjeck@JHRJPA.com

If to Seller:	Ark Jupiter RI, LLC Attention: Robert J. Stewart 85 Fifth Avenue, 14th floor New York, New York 10003 Telephone: (212) 206-8800 E-mail: bstewart@arkrestaurants.com

With copy to:	Joel P. Koeppel, Esq. Koeppel Law Group, P.A. 1515 North Flagler Drive, Suite 220 West Palm Beach, Florida 33401 Telephone: (561) 659-6455 Facsimile: (561) 659-7006 E-Mail: Joel@KoeppelLawGroup.com

or to such other address or such other Person as either party may from time to time hereafter specify to the other party in a notice delivered in the manner provided above. Whenever in this Agreement the giving of Notice is required, the giving thereof may be waived in writing at any time by the Person or Persons entitled to receive such Notice.

Section 8.03. Assignment. Purchaser may not assign its rights under this Agreement in whole or in part without the prior written consent of Seller; provided, however, Purchaser may assign this Agreement to an entity under common ownership of or control with Purchaser upon written notice of such assignment delivered to Seller at least ten (10) days prior to the Closing Date and Purchaser has provided Seller with an ownership chart setting forth the ownership of all direct and indirect interests in the assignee. No assignment of Purchaser’s right and interest hereunder shall relieve Purchaser of any liability for the performance of any obligation of Purchaser contained herein. The provisions of this Section 8.03 shall survive Closing.

Section 8.04. Reserved.

Section 8.05. Brokerage Commission. Purchaser and Seller represent and warrant to each other that neither has dealt with any brokers in connection with the Transaction other than Sussman Restaurant Brokerage (“Sellers Broker”), who shall be paid by Seller pursuant to a separate written agreement and Business Real Estate, Inc. (“Buyers Broker”) who shall be paid by Purchaser pursuant to a separate agreement. If any other person shall assert a claim to a finder’s fee, brokerage commission or other compensation on account of alleged employment as a finder or broker or performance of services as a finder or broker in connection with the Transaction, the party under whom the finder or broker is claiming shall indemnify, defend, and hold harmless the other party and such party’s affiliates for, from and against any and all Losses in connection with such claim or any action or proceeding brought on such claim including but not limited to fees and court costs in defending against such claim. This indemnity obligation shall

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survive the Closing or termination of this Agreement.

Section 8.06. Reporting Requirements. The parties agree to comply with any and all reporting requirements applicable to the Transaction which are set forth in any law, statute, ordinance, rule, regulation, order or determination of any Governmental Authority, and further agree upon request, to furnish the other party with evidence of such compliance.

Section 8.07. Disclosure. Except as expressly provided in Section 8.06, in this Section 8.07 or by law or judicial action, neither Seller nor Purchaser will make any public disclosure of this Agreement or the other documents and instruments delivered in accordance with this Agreement, the Transaction or the provisions of the documents and instruments delivered in accordance with this Agreement without the prior written consent of the other party hereto; provided, however, that after the Closing, each party hereto may publicly disclose the Transaction and may issue a press release regarding the Transaction. The parties also agree that, notwithstanding any provision contained in this Agreement, any party (and each employee, representative or other agent of any party) may disclose to any and all Persons, without limitation of any kind, any matter required under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Section 8.08. Time of Performance. Except as may otherwise be set forth in this Agreement, any performance provided for herein shall be timely made if completed no later than 5:00 p.m., local time, where the Property is located, on the day of performance.

Section 8.09. Time is of the Essence. The parties hereto expressly agree that time is of the essence with respect to this Agreement.

Section 8.10. Non-Business Days. If the Closing Date or the date for delivery of a notice or performance of some other obligation of a party falls on a Saturday, Sunday or legal holiday in the state in which the Property is located, then the Closing Date or such notice or performance shall be postponed until the next Business Day.

Section 8.11. Waiver and Amendment. No provision of this Agreement shall be deemed waived or amended except by a written instrument unambiguously setting forth the matter waived or amended and signed by the party against which enforcement of such waiver or amendment is sought. Waiver of any matter shall not be deemed a waiver of the same or any other matter on any future occasion. This Agreement may only be amended by a written agreement executed by Seller and Purchaser.

Section 8.12. Headings; Internal References. The headings of the various sections and exhibits of this Agreement have been inserted for reference only and shall not to any extent have the effect of modifying the express terms and provisions of this Agreement.

Section 8.13. Construction Generally. This is an agreement between parties who are experienced in sophisticated and complex matters similar to the Transaction, is entered into by both parties in reliance upon the economic and legal bargains contained herein and therein, and shall be interpreted and construed in a fair and impartial manner without regard to such factors as the party which prepared the instrument, the relative bargaining powers of the parties or the domicile of any party. Seller and Purchaser were each given opportunity to consult with independent legal counsel of such party’s choice competent in advising them of their obligations and liabilities hereunder.

Section 8.14. Further Assurances. Each of the parties agrees, whenever and as often as reasonably requested so to do by the other party or Escrow Agent, to execute, acknowledge, and deliver, or cause to be executed, acknowledged, or delivered, any and all such further conveyances, assignments, confirmations, satisfactions, releases, instruments, or other documents as may be necessary, expedient or proper, in order to complete any and all conveyances, transfers, sales and assignments herein provided and to do any and all other acts and to execute, acknowledge and deliver any and all documents as so requested in order to carry out the intent and purpose of this Agreement.

Section 8.15. Attorneys’ Fees. In the event of any controversy, claim, dispute or proceeding between the parties concerning this Agreement, the prevailing party shall be entitled to recover all of its reasonable attorneys’ fees and other costs in addition to any other relief to which it may be entitled.

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Section 8.16. Entire Agreement. This Agreement and all other documents, certificates, instruments or agreements to be delivered hereunder and thereunder constitute the entire agreement between the parties with respect to the subject matter hereof, and there are no other representations, warranties or agreements, written or oral, between Seller and Purchaser with respect to the subject matter of this Agreement. This Agreement shall supersede any previous discussions, agreements, letters of intent, term sheets or commitment letters relating to the Transaction, and the terms and conditions of this Agreement shall control notwithstanding that such terms are inconsistent with or vary from those set forth in any of the foregoing agreements.

Section 8.17. Recording. This Agreement shall not be recorded in any office of any Governmental Authority.

Section 8.18. Forum Selection; Jurisdiction; Venue. For purposes of any action or proceeding arising out of this Agreement, the parties hereto expressly submit to the jurisdiction of all federal and state courts located in the State of Florida, and consent that they may be served with any process or paper by registered mail or by personal service within or without the State of Florida in accordance with applicable law.

Section 8.19. Severability; Binding Effect; Governing Law. Each provision hereof shall be valid and shall be enforceable to the extent not prohibited by law. If any provision hereof or the application thereof to any Person or circumstance shall to any extent be invalid or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances other than those as to which it is invalid or unenforceable, shall not be affected thereby. Subject to the provisions of Section 8.03, all provisions contained in this Agreement shall be binding upon, inure to the benefit of and be enforceable by the successors and assigns of each party hereto, including, without limitation, any United States trustee, any debtor-in- possession or any trustee appointed from a private panel, in each case to the same extent as if each successor and assign were named as a party hereto. This Agreement shall be governed by, and construed with, the laws of the State in which the Property is located, without giving effect to any state’s conflict of laws principles.

Section 8.20. Survival. Except for the conditions of Closing set forth in Article IV, which shall be satisfied or waived in writing as of the Closing Date, all representations, warranties, agreements, obligations and indemnities of Seller and Purchaser expressly set forth in this Agreement to survive the Closing or termination of this Agreement shall survive the Closing or termination of this Agreement for the periods, if any, as expressly stated herein and otherwise indefinitely.

Section 8.21. Waiver of Jury Trial. THE PARTIES HERETO SHALL AND THEY HEREBY DO INTENTIONALLY WAIVE ANY AND ALL RIGHTS TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY EITHER OF THE PARTIES HERETO AGAINST THE OTHER ON ANY MATTERS WHATSOEVER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT AND/OR ANY CLAIM OR INJURY OR DAMAGE RELATED THERETO.

Section 8.22. Counterparts; Electronic Signatures. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and all such counterparts shall be deemed to constitute one and the same document. Either party may deliver its signature to the other via facsimile or electronic transmission (such as in the form of a PDF), and any signature so delivered will be binding on the delivering party.

Section 8.23. IRC Section 1031 Exchange of Property. The parties agree that a party may elect to complete an Internal Revenue Code 1031 tax-deferred exchange that will not affect the terms and conditions of this Agreement; provided, however, that (a) the non-requesting party will cooperate with the requesting party to complete such exchange in a timely manner on the conditions that the non-requesting party shall not be obligated to pay, suffer or incur any additional expenses or liabilities as a result of cooperating in the requesting party’s exchange and the non-requesting party shall not be obligated to acquire any other real property in connection with such exchange; (b) the non-requesting party shall not have any liability to the requesting party for failure of the exchange to qualify under the Internal Revenue Code and Treasury Regulations; (c) any assignment(s) made by the requesting party in connection with such exchange shall not relieve the requesting party of its obligations under this Agreement; (d) the requesting party shall cause all documentation necessary or appropriate in connection with such exchange to be prepared and available for execution no later than the Closing Date; and (e) the completion of one or more tax-deferred exchanges is not a condition to the performance by the requesting party of its obligations set forth in this Agreement.

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Section 8.24. State-Specific Provisions. See Exhibit D attached hereto and incorporated herein by reference.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the Effective Date.

SELLER:

ARK JUPITER RI, LLC,
a Delaware limited liability company

By:

Printed Name: Robert J. Stewart

Title: President

PURCHASER:

1065 A1A LLC, a Florida limited liability company

By:

Printed Name:

Title:
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EXHIBIT A

DEFINED TERMS

The following terms shall have the following meanings for all purposes of this Agreement:

“Business Day” means a day on which banks located in New York, New York are not required or authorized to remain closed.

“Deed” means that special warranty deed (or its equivalent under the law of the state in which the Property is located) whereby Seller conveys to Purchaser all of Seller’s right, title and interest in and to the Property, subject to all current taxes not yet due and payable, Permitted Encumbrances, and all other matters that can be determined by a visual inspection or a complete and accurate survey of the Property, excluding those liens described in Section 2.0l(d)(iv).

“Environmental Law” means, as amended and in effect from time to time, any federal, state or local statute, ordinance, rule, regulation, standard, restriction, judicial decision, or the judgment or decree of a Governmental Authority, arbitrator or other private adjudicator by which Purchaser or the Property is bound, pertaining to health, welfare, industrial hygiene, occupational safety or the environment, including, without limitation, the Comprehensive Environmental Response, Compensation & Liability Act of 1980, the Resource, Conservation & Recovery Act of 1976 as amended by the Hazardous and Solid Waste Amendments of 1984, the Federal Water Pollution Control Act, 33 U.S.C. Sec. 1251 et seq., the Toxic Substances Control Act, 15 U.S.C. Sec. 2601 et seq., the Emergency Planning and Community Right to Know Act, 42 U.S.C. Sec. 11001 et seq., and all rules adopted and guidelines promulgated pursuant to the foregoing including their state and local counterparts or equivalents.

“Governmental Authority” means the United States of America, any state, local or other political subdivision thereof, any other entity exercising executive, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing.

“Hazardous Substances” means: (a) those substances included within any of the definitions of “hazardous substances,” “hazardous materials,” “toxic substances,” or “solid waste” in CERCLA, RCRA, or the Hazardous Materials Transportation Act, 49 U.S.C. Section 1801, et seq., and in the regulations promulgated pursuant thereto; (b) those substances listed in the United States Department of Transportation Hazardous Materials Table at 49 CFR 172.l01 and amendments thereto, or by the U.S. Environmental Protection Agency as hazardous substances in 40 CFR Part 302 and amendments thereto; and (c) all other substances, materials and wastes that are, or that become, regulated under, or that are classified as hazardous or toxic under, any Environmental Law.

“Indemnified Parties” or “Indemnified Party” means Seller’s officers, directors, shareholders, trustees, partners, employees, members, managers, agents, contractors and affiliates.

“Lease” means the Lease Agreement dated as of July 18, 2014 between CNL APF PARTNERS, LP, and as assigned to SCFRC-HW-G, LLC as landlord, and Tenant, as tenant.

“Losses” means any and all rights, claims, demands, lawsuits, suits, liabilities (including, without limitation, strict liabilities), actions, proceedings, obligations, debts, damages, losses, costs, expenses, diminutions in value, fines, interest, penalties, interest, charges, fees, expenses, judgments, decrees, awards, amounts paid in settlement and damages of whatever kind or nature (including, without limitation, reasonable attorneys’ fees, court costs and costs incurred in the investigation, defense and settlement of claims) whether known or unknown, liquidated or contingent.

“New Owner Letter” means a duly executed letter addressed to the Tenant under the Lease, in form and substance satisfactory to Seller and Purchaser, notifying the Tenant of the change in ownership and providing an address for future rent payments.

“New Sublessor” means an affiliate of 1065 A1A, LLC, a Florida limited liability company

“OFAC List” means the list of specially designated nationals and blocked .Persons subject to financial sanctions that is maintained by the U.S. Treasury Department, Office of Foreign Assets Control and any other similar list maintained by the U.S. Treasury Department, Office of Foreign Assets Control pursuant to any legal requirements, including, without limitation, trade embargo, economic sanctions, or other prohibitions imposed by Executive Order of the President of the United States. The OFAC List currently is accessible through the internet website www.treas.gov/ofac/tllsdn.pdf.

“Permitted Encumbrances” means (i) all current taxes not yet due and payable, assessments and any other liens arising therefrom, (ii) the Permitted Exceptions(iii) any matter appearing on the Title Commitment, UNLESS TIMELY OBJECTED and (iv) all other matters that can be determined by a visual inspection or a complete and accurate survey of the Property, (v) that certain unrecorded oral lease between Seller, as Landlord and Douglas A. Schneider d/b/a DDMB Tours, LLC (“Manatee Queen Lease”) attached as Exhibit E.

“Person” means any natural person, firm, corporation, partnership, limited liability company, other entity, state, political subdivision of any state, the United States of America, any agency or instrumentality of the United States of America, any other public body or other organization or association.

“Submerged Land Lease” means the Sovereignty Submerged Lands Lease Renewal with CNL APF Partners, LP, a Delaware limited partnership dated February 11, 2015 and any assignments or amendments thereto attached as Exhibit F.

“Sublessor” means ARK Jupiter RI, LLC, a Delaware limited liability company. “Sublessee” means ARK, Jr., LLC, a Florida limited liability company

“Tenant” means ARK Jupiter RI, LLC, a Delaware limited liability company.

“Title Company” means Old Republic National Title Insurance Company through its agent Koeppel Law Group, P.L., 1515 North Flagler Drive, West Palm Beach, Florida 33401 or an alternative title insurance company selected by Seller.

EXHIBIT B

LEGAL DESCRIPTION / PROPERTY

ADDRESS

Street Address:	1065 N. Highway AlA, Jupiter, FL
Legal

Description:

PARCEL I:

The following described parcel of land in Palm Beach County, Florida:

Lots 6 and 15, SUNI-SANDS, according to the plat thereof on file in the Office of the Clerk of the Circuit Court in and for Palm Beach County, Florida, in Plat Book 23, Page 5. ALSO DESCRIBED AS:

A parcel of land lying in the Plat of Suni-Sands, as recorded in Plat Book 23, Page 5 of the Public Records of Palm Beach County, Florida, being more particularly described as follows:

BEGINNING at the Southeast comer of Lot 15, as shown on said Plat of Suni-Sands, proceed N 63°41’ 17” W along the South line of said Lot 15, also being the North right-of-way line of State Road No. 5 (said right- of-way line is taken to bear N 63°41’ 17” W and all other bearings are relative thereto), a distance of 200.00 feet to the Southwest comer of said Lot 15, thence N 10°34’43“E along the West line of said Lots 15 and 6, said West line also being the Easterly right-of-way line of Yarbrough Street as shown on said Plat, a distance of 820.62 feet, more or less, to the Mean High Water Line of the Intracoastal Waterway; thence Easterly, meandering along said Mean High Water Line, a distance of 208.50 feet, more or less, to the intersection with the East line of said Lot 6, said East line also being the Westerly right-of-way line of Cromer Street as shown on said Plat; thence S10°34 ’43” W along the East line of said Lots 6 and 15 and Westerly right-of-way line, a distance of 836.44 feet, more or less, to the POINT OF BEGINNING.

PARCEL II:

All that part of the West Half of Cromer Street running from A-1-A Highway (formerly State Road No. 5) northerly to the Jupiter River, as shown on the Plat of SUNI-SANDS, according to the Plat thereof on file in the Office of the Clerk of the Circuit Court in and for Palm Beach County, Florida in Plat Book 23, Page 5.

EXHIBIT C

LEASE FORM

EXHIBIT D

STATE SPECIFIC PROVISIONS

None

EXHIBIT E

Manatee Queen Lease

EXHIBIT F

Submerged Land Lease

EXHIBIT G

Permitted Exceptions

Schedule B-2 of the attached Title Insurance Commitment

EXHIBIT H

Sublease Agreement